Filed by BCAC Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No. 333-262669

Subject Company:

eCombustible Energy LLC

Benessere Capital Acquisition Corp Announces Record Date for Stockholders Entitled to Vote on Merger in Connection with its Proposed Business Combination with eCombustible

Commencement of eCombustible’s Commercial Operations on Track in 2022 with Customers Pamesa Group, Anglo American and Additional Blue-Chip Companies

eCombustible Received $11.2 Million Strategic Investment from Pamesa Group in Connection with Entry into a $500 Million Follow-On Contract with Pamesa Group for eCombustible’s Hydrogen-based Fuel Supply in Spain

Awarded Construction and Environmental Permit for Fuel Supply Modules at Global Mining Company Anglo American Nickel Mine in Brazil – Marks First Governmental Approval in Brazil

Business Combination Remains on Track to Close in the Third Quarter of 2022

MIAMI — MAY 24, 2022 — Benessere Capital Acquisition Corp. (NASDAQ: BENE), a publicly traded special purpose acquisition company (“Benessere”), and eCombustible Energy LLC, an innovator and provider of customizable hydrogen-based fuel for thermal industrial applications (“eCombustible” or “eCombustible Energy”) today announced that Benessere’s board of directors has set the close of business on June 3, 2022 as the record date (the “Record Date”) for Benessere’s special meeting of its stockholders to be held to, among other things, vote on the proposed business combination (the “Business Combination”) among Benessere, eCombustible, BCAC Holdings Inc., a holding company formed for purposes of effecting the Business Combination (“BCAC Holdings”), BCAC Purchaser Merger Sub Inc. and BCAC Company Merger Sub Inc. Stockholders of record as of the close of business on the Record Date will be entitled to vote their shares at the special meeting.

A proxy statement/prospectus relating to this special meeting, as well as the registration statement of BCAC Holdings of which it forms a part (the “Registration Statement”), has not been finalized or declared effective. Once final and effective, the proxy statement/prospectus will be mailed together with a proxy card to Benessere’s stockholders and will include the date, time and location of the special meeting.

Completion of the Business Combination, which is expected to occur in the third quarter of 2022, is subject to regulatory approval, a declaration of effectiveness of the Registration Statement that has been filed with the Securities and Exchange Commission (”SEC”); the approval of the Business Combination by Benessere’s stockholders and eCombustible’s unitholders, respectively; and other customary closing conditions. Benessere’s Class A common stock, rights and warrants to purchase Class A common stock currently are listed on the Nasdaq Capital Market under the symbol “BENE”, “BENER” and “BENEW”, respectively. Upon completion of the Business Combination, BCAC Holdings will change its name to eCombustible Energy Corporation and shares of its common stock and public warrants are expected to be listed on the Nasdaq Global Market under the ticker symbols “ECEC” and “ECECW”, respectively. Please see below under “Additional Information and Where to Find It” for more information about the Registration Statement, and the accompanying proxy statement/prospectus.

Expected Milestones to Completion of the Business Combination Include:

•	Stockholder meeting – Q3 2022

•	Business combination close – Q3 2022

•	Listing on Nasdaq Capital Market under new ticker symbol “ECEC” – Q3 2022

Proposed Business Combination Highlights

•	Deal is designed to accelerate eCombustible Energy’s go-to-market strategy

•	eCombustible Energy is introducing its customizable hydrogen-based fuel production technology that it intends will provide on-site fuel delivery under long-term fuel supply agreements

•

eCombustible Energy’s fuel technology is expected to be applicable to a large variety of stationary thermal applications, has been designed to require little to no modification to customers’ existing thermal power equipment (e.g., boiler or kiln), and the eCombustible fuel contains no carbon

•	eCombustible Energy’s business model provides for development of fuel production modules which are expected to be built, installed, owned, operated, and maintained onsite by eCombustible Energy

•	Global organizations in the mining, steel, tile, beverage, hospitality and tire sectors have shown interest in the eCombustible fuel solution, with several customers under contract

•

Securityholders of eCombustible Energy are to receive shares of common stock with a value of $805 million, subject to adjustment, plus an earnout of up to 59 million additional shares, assuming certain price targets are achieved and maintained

•	Combined company common stock is expected to trade on Nasdaq under the symbol “ECEC”; the transaction is subject to stockholder approval and other customary closing conditions

Proposed Business and Operational Highlights

eCombustible believes the commencement of commercial operations in 2022 will afford an opportunity to demonstrate its ability to deliver a carbon-free, cost-effective alternative fuel source that provides clients with a path to energy independence while also supporting achievement of clients’ ESG goals. eCombustible has achieved the following milestones in commercializing its technology:

•

As announced on April 5, 2022, eCombustible received an $11.2 million strategic investment from, and also signed a 10-year follow-on contract with, Pamesa Groupo Empresarial, S.L. (“Pamesa Group”) with potential revenue of $500 million to increase the use of eCombustible fuel at their ceramic products factories in Spain.

•

Pamesa Group is one of the largest consumers of natural gas in Spain, and one of the top five in Europe, is looking to meet the environmental requirements of the European Union, which is targeting to reduce CO2 emissions by up to 55% by 2030, compared to 1990 levels.

•	Increases a previous commercial order to replace natural gas consumption with the supply of eCombustible fuel from the company’s patented fuel supply modules.

•

As announced on March 21, 2022, eCombustible was awarded a construction and environmental permit for fuel supply modules at global mining company Anglo American’s nickel mine in Brazil as part of a partnership to support Anglo American’s carbon neutrality commitment.

•

Permit covers construction and environmental approvals for eCombustible’s Anglo American three phased project. Phase 1 covers a seven-year supply contract to replace Liquefied petroleum gas (LPG) in pellet dryers at the mine, with Phases 2 and 3 expected to include replacing heavy fuel oil and pulverized coal in kilns for a total of up to 563,000 MMBTU/month or 225 MW of energy, subject to negotiation of definitive documentation.

•

A high-quality customer base led by Pamesa Group and several additional blue-chip companies, representing recurring contracted revenue streams that will commence upon initiation of commercial operations, currently anticipated to begin in the second half of 2022.

•	Should the initial rollout of these projects prove successful, eCombustible may seek second and third phase projects from its existing customers.

•

eCombustible’s first client installations are in building products, tile production, mining and beverage production, with targeted expansion anticipated in these and other sectors such as tires, cement and steel.

•	Patented technology developed over 12 years that provides a carbon free, cost-competitive solution that is designed to be customized for most existing stationary thermal equipment.

•	A build / own / operate model that is supported by long-term contracts with large industrial customers.

About Benessere

Benessere is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Benessere’s strategy is to identify and complete business combinations with technology-focused middle market and emerging growth companies in North, Central and South America. For more information, please visit www.benespac.com.

About eCombustible

eCombustible Energy offers a long-term fuel supply solution that is designed to provide the world’s most fossil-fuel dependent industries with a fuel that is carbon-free, cost-competitive, and requires little to no modification to existing customer equipment. The efficacy of its hydrogen-based fuel, eCombustible, has been validated through testing and independent assessments by third-party engineering firms. For more information visit www.ecombustible.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws, including (without limitation) statements regarding the potential benefits of the proposed Business Combination, the potential benefits and value of contracts and projects to eCombustible and to customers, the expectations of eCombustible regarding the potential value of contracts and its fuel and technology, the anticipated timing of pre-commissioning or commercial start, the belief that the projects will help customers meet some of their sustainability goals, eCombustible’s expectations regarding the scope of customer projects, and the potential benefits and attributes of eCombustible’s solution and technology. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following factors: the risk that the proposed Business Combination (as defined below) may not be completed in a timely manner, or at all; the risk that the proposed Business Combination disrupts current plans and operations of eCombustible; changes in the energy markets in which eCombustible competes, including with respect to its competitive landscape, technology evolution or regulatory changes, or changes in domestic and global general economic conditions; the risk that eCombustible is not able to recognize revenue for its solutions under existing contracts or secure additional contracts that generate revenue; the risk of contract cancellation, amendment or decisions not to implement additional phases of projects; risks related to changes in fuel prices; the risk that eCombustible may not be able to execute its business strategy; risks related to the ongoing COVID-19 pandemic and response; costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination; risks related to competition in the markets in which eCombustible competes and intends to compete; risks related to the early stage of eCombustible’s business and its technology; eCombustible’s ability to obtain capital necessary in order to perform its services; costs associated with providing eCombustible fuel; risks related to market acceptance of eCombustible’s solution; the ability of eCombustible’s technology to perform as intended; and those factors that are or will be contained in the Registration Statement (as defined below) relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are or will be described in Benessere Capital Acquisition Corp’s (“Benessere”) Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q, the “Risk Factors” section of the Registration Statement and other documents to be filed by BCAC Holdings, Inc. and/or Benessere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. eCombustible disclaims any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination among Benessere, eCombustible and BCAC Holdings, Inc. and its wholly owned subsidiaries, and which we refer to as the “Business Combination,” BCAC Holdings has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-262669) (the “Registration Statement”). This Registration Statement includes a document that serves as a preliminary prospectus of BCAC Holdings and a preliminary proxy statement of Benessere and is referred to as a proxy statement/prospectus. The Registration Statement has not become effective. Following the Registration Statement having been declared effective by the SEC, a final prospectus/definitive proxy statement and other relevant documents will be mailed to Benessere’s stockholders as of a record date to be established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that BCAC Holdings has or will file with the SEC, or that Benessere has or will file with the SEC or send to its stockholders, in connection with the proposed Business Combination. Before making any voting or investment decision, investors and security holders of Benessere, eCombustible and BCAC Holdings are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination, because these documents will contain important information about the proposed Business Combination and the parties to the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BCAC Holdings or Benessere, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Benessere, eCombustible, BCAC Holdings, and certain of their respective directors and officers, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Benessere’s stockholders in connection with the proposed Business Combination. Information concerning the interests of Benessere’s, eCombustible’s and BCAC Holdings’ participants in the solicitation, which may, in some cases, be different than the interests of Benessere’s, eCombustible’s and BCAC Holdings’ stockholders and equity holders generally, is set forth in the proxy statement/prospectus contained in the Registration Statement relating to the Business Combination.

Prospective investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of such individuals in BCAC Holdings’ filings with the SEC, including the Registration Statement, and Benessere’s filings with the SEC, including its Form 10-K filed with the SEC on April 12, 2022. To the extent that holdings of Benessere’s securities have changed since the amounts in Benessere’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Such information will also be contained in the final prospectus/definitive proxy statement when available. You may obtain free copies of these documents from the source indicated in the paragraph above.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of eCombustible, Benessere, BCAC Holdings or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

INVESTOR RELATIONS CONTACT

Chris Tyson

Executive Vice President

MZ North America

Direct: 949-491-8235

ECEC@mzgroup.us